

April 16, 2025

Ryuichi Sasaki
Chief Executive Officer
CTW Cayman
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan

      Re: CTW Cayman
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted March 31, 2025
          CIK 0002047148

Dear Ryuichi Sasaki:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2025 letter.

Amendment No. 1 of Draft Registration Statement on Form F-1
Risk Factors
We are an "emerging growth company" within the meaning of the Securities Act..., page 43

1.   We note your revised disclosure in response to prior comment 10. Please further revise and refer to "<u>our</u>" financial statements instead of "your" financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

2.   We note your revised disclcosure in response to prior comment 12 where you disclose the nature of each of your competitors included in the competitive global

ranking of H5 games platforms (by gross billings) in 2023. With respect to the table on page 76, disclose the identity of each referenced competitor.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 59

3.   Please revise, both here and on page 13, to explain how you calculate monthly active users (MAUs) and paying monthly active users (PMAUs). Clarify whether the amounts provided for fiscal 2024 and 2023 represent the MAU and PMAU for a particular month or an average of the MAUs for each month throughout the year.

4.   The amounts in the examples provided in your response to prior comment 13 do not agree to the gross in-game purchases or PMAU and MAU information provided in the chart on page 59. Please explain and revise as necessary.

5.   You state in your response to prior comment 14 that management believes MAU information provides investors with sufficient granularity to evaluate "individual game performance." Please tell us how MAU provides information on individual games when this metric relates to all users on your platform regardless of the game. In addition, explain how disclosing DAUs would create a misleading impression that you place significant emphasis on individual game performance rather than overall platform performance. In this regard, you state that your key focus is on paying users and their spending behavior, which directly impacts revenue and net income. However, it is unclear why user engagement on your platform would not impact the number of paying users and potentially increase the amount spent in the games on your platform. Therefore, please explain further how you determined user engagement is not relevant to your business.

6.   We note your revised disclosures in response to prior comment 15. Please explain further how Day 1, Day 7 and Day 30 retention rates are calculated for an entire year. In this regard, clarify whether retention rates for fiscal 2024 and 2023 represent the rates for a specific point in time during the year or an average throughout the year. Explain how you determine the number of active users on Day 0. For example, tell us whether Day 0 includes all users that start a game on that particular day and confirm whether you follow those <u>same</u> users throughout their time spent in the game (i.e. through Day 1, Day 7 and Day 30). In addition, your reference to Day 0 refers to the day the player first starts "the game." Clarify whether your retention calculations include all games played on your platform. Lastly, revise your disclosures as necessary to address these points.

7.   We note your revised disclosures in response to comment 16, including the definition of return on average spend (ROAS) on page 13. Please provide us with the calculations that support the ROAS percentages disclosed on page 59. Clarify what is meant by "average in-game purchase amount" as referenced on page 13 and how it is determined. To the extent this differs from gross in-game purchase amounts referenced throughout the filing, explain why.

<u>Notes to Combined Financial Statements</u>
<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>Revenue recognition, page F-12</u>

8. We note the revised disclosures where you indicate that the Group distributes games on behalf of the game developers through its platform, enabling end users' access to the game for an initial period of three years from the date it is launched. Please tell us what typically happens after this initial period ends. Clarify whether a new contract is entered into, and if so, disclose the typical terms of such arrangements. To the extent you no longer provide access to the games at the end of this initial term, revise the forepart of the filing to include a discussion of the related risks. Revise to disclose whether any games are nearing the end of the initial period and are at risk of no longer being available to end users, and discuss the potential impact to your operations.

    Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard J. Chang, Esq.